Seligman Portfolios, Inc.
Special Meeting of Shareholders
December 4, 2003

Proposal to approve new Management Agreement:



                                      For Approval    Against Approval  Abstain
Global Growth Portfolio
                                     590,398.013     47,668.506      73,424.013
Global Smaller Companies Portfolio   543,946.477     11,472.768      61,454.601
International Growth Portfolio       372,414.620       0             12,102.438

Proposal to approve new Subadvisory Agreement:


                                     For Approval    Against Approval   Abstain
Global Growth Portfolio              524,801.157      110,337.615    76,285.241
Global Smaller Companies Portfolio   543,946.477       11,472.768    61,454.601
International Growth Portfolio       372,414.620        0            12,102.438